UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-23189

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
ROBINSON COMPANIES RETIREMENT PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

C.H. ROBINSON WORLDWIDE, INC.
14701 Charlson Road
Eden Prairie, MN 55347

ROBINSON COMPANIES RETIREMENT PLAN

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Advisory Committee of:
Robinson Companies Retirement Plan
Eden Prairie, Minnesota

We have audited the accompanying financial statements of net assets available for benefits of the Robinson Companies Retirement Plan (the “Plan”) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. The schedule has been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota
June 30, 2014

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2013 AND 2012

	2013	2012
ASSETS:
Participant-directed investments — at fair value	$643,980,582	$519,992,342
Notes receivable from participants	15,355,922	14,592,117
Contributions receivable — employer	—	7,944,744
Operating payable	(209,688)	(35,568)

Net assets reflecting all investments at fair value	659,126,816	542,493,635

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Note 2)	(282,043)	(834,110)
NET ASSETS AVAILABLE FOR BENEFITS	$658,844,773	$541,659,525

See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013 AND 2012

	2013	2012
ADDITIONS — Additions to net assets attributed to:
Contributions:
Employer	$20,192,419	$25,802,810
Participant	29,523,995	25,920,297
Rollover	1,471,263	1,297,293
Net unrealized and realized appreciation in fair value of investments (Note 4)	99,672,148	45,882,516
Interest and dividend income	5,125,805	5,875,229
Total additions	155,985,630	104,778,145
DEDUCTIONS — Deductions to net assets attributed to:
Benefits paid to participants	37,910,772	26,805,477
Administrative expenses	889,610	599,246
Total deductions	38,800,382	27,404,723
NET INCREASE	117,185,248	77,373,422
NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	541,659,525	464,286,103
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$658,844,773	$541,659,525
See notes to financial statements.

ROBINSON COMPANIES RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

1.	DESCRIPTION OF THE PLAN
General - C.H. Robinson Worldwide, Inc. (the “Company” or CHRW), established the Robinson Companies Retirement Plan (the “Plan”), a defined contribution plan, to provide retirement income and other benefits to eligible employees of the Company and certain affiliates under a single profit-sharing plan with multiple, affiliated, and sponsoring employers. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Operation of the Plan - The Plan is administered by officers/employees of the Company (the “Advisory Committee”). The Advisory Committee meets on a quarterly basis with an independent investment advisor to review and monitor the investments within the Plan. Wells Fargo Institutional Retirement and Trust (“Wells Fargo”) is the trustee and recordkeeper of the Plan. The trustee is responsible for holding the assets of the Plan, executing investment transactions, and making distributions to participants. Administrative fees of the Plan, including trustee and investment advisory fees, are paid by the Plan.
Contributions - Participants may contribute up to 50% of their pretax compensation, as defined in the Plan, subject to certain Internal Revenue Code (IRC) limitations, which were $17,500 for 2013 and $17,000 for 2012.
The Company makes both a discretionary profit-sharing contribution and an employer-matching contribution. Under the terms of the Plan, the annual contribution amount cannot exceed the maximum amount allowable as a deduction in computing the Company’s consolidated taxable income.
The formula for the matching contribution is 100% of the first 4% of recognized compensation of total eligible participants in 2013 and 2012. The Company made matching contributions to the Plan of $20.2 million in 2013 and $17.9 million in 2012.
The profit-sharing amount was equal to 0% and 4% of total recognized compensation of eligible participants for 2013 and 2012, respectively. The Company added $0.0 and $7.9 million to the Plan as part of profit-sharing in 2013 and 2012, respectively.
Participation and Vesting - Each employee who has completed 1,000 hours of service within the Plan year and has been employed by the Company or one of its participating affiliates for 12 months is eligible to be a participant of the discretionary profit-sharing portion of the Plan on the first day of the following January or July. Each employee who has completed 30 consecutive days of service with the Company or one of its participating affiliates is eligible to be a participant of the retirement savings and matching portions of the Plan.
The Plan has an enrollment feature, which allows the employee to set the deferral rate each pay period. Beginning January 1, 2007, the Company adopted automatic enrollment for new employees at a deferral rate of 4% as of the date they are eligible to participate in the retirement savings portion of the Plan. Employees are eligible to change the deferral rate at any time. The employer-matching contribution is made by the Company. Participants are 100% vested in their contributions as well as employer-matching contributions at all times. Employer profit-sharing contributions vest over a five-year vesting schedule, as detailed below:

When the Participant has Completed the Following Years of Vesting Service	The Vested Portion of the Participant’s Employer Profit- Sharing Account Will be
Less than 1 year	—%
More than one, but less than two years	20
More than two, but less than three years	40
More than three, but less than four years	60
More than four, but less than five years	80
Five years or more	100
A participant’s account is also fully vested and nonforfeitable when the participant attains age 60, is permanently disabled, or dies during employment, if the Plan is terminated, or if there is a complete discontinuance of contributions by the Company under the Plan. Amounts forfeited by former participants are used to restore rehired participant balances, to reduce employer-matching contributions, to reduce employer discretionary contributions, to reduce the Plan expenses, or to correct errors, omissions, and exclusions.
Gains or losses in the value of the assets and investment income of the Plan during the year are allocated to each participant based on the value of each participant’s account.
Participant Accounts - Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution and related matching and nonelective contributions and Plan earnings. Participant accounts are also charged with withdrawals and an allocation of plan losses and administrative expenses that are paid by the Plan. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Forfeited Accounts - As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $188,099 and $259,025, respectively. These accounts will primarily be used to reduce future employer contributions, pay Plan administrative expenses, or allocate to remaining participants. During the years ended December 31, 2013 and 2012, employer contributions were reduced by $185,419 and $160,095, respectively, from forfeited nonvested accounts.
Notes Receivable from Participants - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balances. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest equal to the prime rate as published by The Wall Street Journal for the last business day of the calendar month preceding the calendar month in which the loan is granted. Interest rates range from 3.25% to 8.25% for loans outstanding at December 31, 2013 and 2012 and loan maturities range from 2014 to 2023. Loan principal and interest is repaid ratably through payroll deductions. Participant loans are valued at the unpaid principal balance plus accrued but unpaid interest. Participant loans outstanding amounted to $15,355,922 at December 31, 2013, and $14,592,117 at December 31, 2012, and are presented in the Statements of Net Assets Available for Plan Benefits as Notes receivable from participants.
Payment of Benefits - On termination of employment, retirement, reaching age 59 1/2, death, or disability, a participant, or in the case of death, the participant’s beneficiary, will receive upon request the vested portion of the amounts credited to the participant’s account in a lump-sum payment. Benefit payments are recorded upon distribution.
Investments - Each participant elects the amount of his or her account balance to be invested in the respective available investment funds. Participants are able to direct their investments into 15 different investment funds, the Company’s stock, or into self-directed investment options (limited to investments in funds).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.
Risks and Uncertainties - The Plan provides for investment in a variety of investment funds including self-directed investment funds and the Company’s stock. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.
In accordance with GAAP, the statements of net assets available for benefits present an investment contract at fair value, as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statements of changes in net assets available for benefits are presented on a contract value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Excess Contributions Payable - The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2013 and 2012, there were no excess contributions payable.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by the Plan as provided in the Plan document.
New Accounting Standards - In December 2011 and January 2013, the Financial Accounting Standards Board (“FASB”) issued guidance requiring expanded disclosures, including both gross and net information, for derivatives, repurchase and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in the reporting entity’s financial statements or those that are subject to an enforceable master netting arrangement or similar agreement. The Plan adopted the new guidance respectively in 2013. The new guidance affects disclosures only and therefore had no impact on the statements of net assets and changes therein.

3.	FAIR VALUE MEASUREMENTS
ASC 820 provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.
In accordance with ASC 820, as of December 31, 2013 and 2012, the tables below include the major categorization for the Plan’s investments securities on the basis of the nature and risk of the investments:

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2013 Total
Common stock — CHRW common stock	$55,706,977	$—	$—	$55,706,977
Mutual funds:
Domestic stock fund	174,193,850	—	—	174,193,850
International stock fund	76,408,448	—	—	76,408,448
Self-directed accounts	31,638,117	—	—	31,638,117
All asset fund	13,698,513	—	—	13,698,513
Life cycle funds	124,339,690	—	—	124,339,690
Total mutual funds	420,278,618	—	—	420,278,618
Common collective trusts:
Balanced funds	—	47,066,418	—	47,066,418
Stable value fund	—	30,904,528	—	30,904,528
Domestic equity index fund	—	90,024,041	—	90,024,041
Total	$475,985,595	$167,994,987	$—	$643,980,582

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2012 Total
Common stock — CHRW common stock	$63,930,672	$—	$—	$63,930,672
Mutual funds:
Domestic stock fund	123,685,705	—	—	123,685,705
International stock fund	63,568,925	—	—	63,568,925
Self-directed accounts	22,379,011	—	—	22,379,011
All asset fund	12,864,209	—	—	12,864,209
Life cycle funds	91,233,202	—	—	91,233,202
Total mutual funds	313,731,052	—	—	313,731,052
Common collective trusts:
Balanced funds	—	48,122,895	—	48,122,895
Stable value fund	—	26,518,795	—	26,518,795
Domestic equity index fund	—	67,688,928	—	67,688,928
Total	$377,661,724	$142,330,618	$—	$519,992,342

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits.
For the years ended December 31, 2013 and 2012, there were no transfers between levels.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2013 and 2012.
CHRW Common Stock - The Company's common stock is valued at the closing price reported on the active market on which the securities are traded on the last business day of the Plan year.
Mutual funds - Shares of registered investment companies, consisting of mutual funds, are valued at quoted market prices that represent the net asset value of shares held at Plan year-end. Self-directed accounts primarily consist of domestic and international mutual funds.
Common collective trust funds - Investments in common collective trust funds are valued based upon the redemption price of units held by the Plan, which is based on the current fair value of the common collective trust funds underlying assets. Unit values are determined by the financial institution sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at the valuation dates. These investments are available to redeem immediately, and there are no redemption restrictions or notice periods required. There were no unfunded commitments as of December 31, 2013.

4.	INVESTMENTS
The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012, are as follows:

	2013	2012
Wells Fargo Equity Index Trust Fund G *	$90,024,041	$67,688,928
MFS Institutional International Equity Fund	73,432,462	62,319,920
John Hancock Mid-Cap Fund	69,396,049	49,445,324
Common Stock - CHRW common stock *	55,706,977	63,930,672
American Beacon Small Cap Value Fund	50,942,548	36,734,944
Black Rock LifePath 2040 Portfolio Instl	49,802,731	38,426,750
Riversource Trust Income Fund II	46,784,375	48,122,895
BlackRock Life Path 2050 Portfolio Instl	39,683,912	**
Columbia Trust Balance Fund II	***	26,518,795

* Known party-in-interest
**At December 31, 2012, investment balance was less than 5% of Plan Net Assets
*** At December 31, 2013, investment balance was less than 5% of Plan Net Assets
The RiverSource Trust Income Fund II is shown at contract value for 2013 and 2012 above as the 5% is based on the statements of net assets available for benefits, which are presented at contract value.

During the years ended December 31, 2013 and 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2013	2012
Common collective trusts:
Columbia Trust Balanced Fund II	$5,599,139	$3,251,502
Wells Fargo Equity Index Trust Fund G *	21,668,926	9,378,827
Registered investment companies:
MFS Institutional International Equity Fund	10,595,419	10,866,849
Tweedy Browne Global Fund	332,820	43,256
Times Square Mid Cap Growth	7,433,489	3,004,989
Blackrock Small Cap Growth Fund	6,746,567	1,492,813
John Hancock Mid-Cap Fund	19,377,752	7,446,503
American Beacon Small Cap Value Fund	14,463,588	4,741,624
PIMCO All Asset	(551,409)	736,170
BlackRock LifePath 2020 Portfolio Instl	678,975	580,877
BlackRock LifePath 2030 Portfolio Instl	1,962,119	935,021
BlackRock LifePath 2040 Portfolio Instl	6,246,027	3,924,120
BlackRock LifePath 2050 Portfolio Instl	5,170,875	2,277,732
Black Rock LifePath Ret Portfolio Instl	228,588	289,683
Self-directed account	3,118,474	1,794,322
Common stock — CHRW common stock*	(3,399,201)	(4,881,772)
Net appreciation in fair value of investments	$99,672,148	$45,882,516
* Known party-in-interest.
Net appreciation in the fair value of investments includes interest income from the stable value fund.

5.	STABLE VALUE FUND
The RiverSource Trust Income Fund II (“The Fund”) invests in the RiverSource Income Fund I that is a stable value fund that may invest in traditional insurance investment contracts, U.S. government and agency securities, asset-backed securities, and collective investment funds. The beneficial interest of each participant is represented by units which are issued and redeemed daily at the Fund’s constant Net Asset Value of $1 per unit. Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit; although there is no guarantee that the Fund will be able to maintain this value.
Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.
The Fund accounts for its investment contracts in accordance with FASB ASC Topic 946, Financial Services - Investment Companies (“ASC Topic 946”). ASC Topic 946 requires that certain investment companies report all investment contracts at fair value. However, ASC Topic 946 allows for fully benefit responsive contracts, as defined, to be adjusted from fair value to contract value and such adjustments are to be included in the calculation of an investment company’s net asset value. The Plans investment contracts are fully benefit responsive and accordingly, such investment contracts have been adjusted to contract value in the accompanying financial statements.
As of December 31, 2013, the contract value of the Fund is $46,784,375. The Fund does not have any significant restrictions on redemptions and allows participants to immediately redeem all or a portion of their investment at full contract value. Most of the guaranteed investment contracts (GIC) contained in the Fund provide a fixed interest rate over the term to maturity, and therefore do not experience fluctuating crediting rates. There are no unfunded commitments within the fund.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are managed by Wells Fargo. Wells Fargo was the trustee during the period as defined by the Plan. These transactions qualify as exempt party-in-interest transactions.
The Plan also holds 938,125 shares and 989,816 shares in the Company’s common stock as of December 31, 2013 and 2012, respectively. In addition, the Plan recorded $1,373,905 and $1,646,377 in dividend income from the investment in the Company’s common stock as of December 31, 2013 and 2012, respectively.

7.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company reserves the right to terminate the Plan at anytime, subject to the Plan’s provisions and ERISA regulations. In the event that the Plan is terminated, each participant shall become fully vested and shall be entitled to a benefit equal to the value of his or her account.

8.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated July 30, 2010, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013 and 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO THE REQUIREMENTS OF FORM 5500

ROBINSON COMPANIES RETIREMENT PLAN
Employer ID No: 41-0680048
Plan Number: 001
SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013

Current
Description	Value
Common collective trusts:
RiverSource Trust Income Fund II (1) (2)	$47,066,418
RiverSource Trust Income Fund II adjustment to contract value	(282,043)
Columbia Trust Balanced Fund II	30,904,528
Wells Fargo Equity Index Trust Fund G (1)	90,024,041
Registered investment companies:
American Beacon Small Cap Value Fund	50,942,548
BlackRock Small Cap Growth Fund	26,060,840
Times Square Mid Cap Growth Fund	27,794,413
MFS Institutional International Equity Fund	73,432,462
Tweedy Brown Global Fund	2,975,986
John Hancock Mid-Cap Fund	69,396,049
PIMCO All Asset Fund	13,698,513
BlackRock LifePath 2020 Portfolio Instl	9,747,197
BlackRock LifePath 2030 Portfolio Instl	19,954,033
BlackRock LifePath 2040 Portfolio Instl	49,802,731
BlackRock LifePath 2050 Portfolio Instl	39,683,912
Black Rock LifePath Ret Portfolio Instl	5,151,817
Common stock — CHRW common stock (1)	55,706,977
Self-directed account	31,638,117
Participant loans (1) (interest rates range from 3.25% to 8.25% and maturity dates range from 2014 to 2023)	15,355,922
TOTAL	$659,054,461

_______________________
(1) Known party-in-interest.
(2) Fund is at fair value

See accompanying Report of Independent Registered Public Accounting Firm

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ROBINSON COMPANIES RETIREMENT PLAN

By:	C.H. ROBINSON WORLDWIDE, INC. the Principal Sponsor

	By:	/s/Troy A. Renner
Troy A. Renner
Treasurer
Date: June 30, 2014